UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023.

Commission File Number: 333-249081

CURALEAF HOLDINGS, INC.
(Exact Name of Registrant as Specified in Charter)

666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

Curaleaf Holdings, Inc. (the “Company”) is filing this Amendment No. 1 on Form 6-K (the “Form 6-K/A”), which was originally filed with the Securities and Exchange Commission on August 10, 2022, to amend and restate its unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2022 and 2021 (the “Interim Financial Statements).

Subsequent to the original issuance of Interim Financial Statements, the Audit Committee of the Company’s Board of Directors, with the assistance of outside counsel and consultants and in discussion with the Company’s auditors, conducted a review of certain purchases and sales of products through the Company’s wholesale channel to determine whether they had commercial substance, and to confirm the timing and appropriateness of the recognition of revenue from those transactions. Further to this review, the Company has determined that it will make adjustments to the revenue figures reported in the previously mentioned financial statements period. Errors have been corrected in Interim Financial Statements.

As a result of these adjustments, the following adjustments were made to the management’s discussion and analysis of financial condition and results of operation for the three and six months ended June 30, 2022 as previously filed (the "Prior MD&A"):

(i) In the “Selected financial Information” sections, revenues and the associated cost of goods sold, inventory, and accounts receivables (as well as the flow-through impacts to gross profit, net income, and other applicable items) were updated due to the review discussed above. Relevant variance explanations were also updated as applicable.

(ii) In the “Summary of Quarterly Results” sections, revenues and the associated cost of goods sold, inventory, and accounts receivables (as well as the flow-through impacts to gross profit, net income, and other applicable items) were updated due to the review discussed above. Relevant variance explanations were also updated as applicable.

(iii) In the “Restatement” section, description, context and events leading up to the restatement of the financial statements for the three and six months ended June 30, 2022 were added.

(iv) In the “Critical Accounting Estimates – COVID-19 estimation uncertainty” section, language was updated to reflect the impact of COVID since June 30, 2022.

Except as described above, the amended and restated management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2022 (the “Current MD&A”) does not differ from the Prior MD&A. The Company has not updated the Current MD&A to reflect any events that occurred subsequent to August 9, 2022, being the effective date of the Prior MD&A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.
(Registrant)

Date:	May 1, 2023	By:	/s/ Peter Clateman
		Name:	Peter Clateman
		Title:	Chief Legal Officer

EXHIBIT INDEX

99.1	Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements As of and for the Three and Six Months Ended June 30, 2022 and 2021
99.2	Amended and Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations, As of and for the Three and Six Months Ended June 30, 2022 and 2021
99.3	CEO Certification of Interim Filings
99.4	CFO Certification of Interim Filings